Paul F. Leone
Secretary of the Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246
(513) 346-4152
pleone@ultimusfundsolutions.com

September 2, 2022

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Response to Staff’s Comments on Form N-14 for the Centaur Mutual Funds Trust ( CIK#: 0001295908) (the “Registrant”), on behalf of its new series, to be called the Copley Fund (the “Fund”) (File Nos. 333-117597 and 811-21606)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Ms. Holly Hunter-Ceci, Esq. of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on June 30, 2022, by Ms. Karen Rossotta, Esq. of the Staff on August 12, 2022 and by Mr. Dave Madden of the Staff on August 23, 2022, in connection with the Post-Effective Amendment to the Registrant’s registration statement on Form N-14 - Registration statement for open-end investment company (business combinations) filed on June 7, 2022 (SEC Accession No. 0001398344-22-011604) concerning the business combination of its new series, the Fund, with existing fund the Copley Fund, Inc. (CIK #721291) This business series is intended to affect a reorganization of Copley Fund, Inc. into a series of Centaur Mutual funds Trust. For your convenience, a summary of the Staff’s comments is set forth below, along with the Registrant’s responses to such comments.

Legal and Regulatory Comments:

Comment #1

Please file a form of proxy card with the next filing of the proxy statement.

Response to Comment #1

Registrant will file a form of proxy card with the next filing of the N-14.

Comment #2

At page 2 of the proxy statement and other places in the proxy where it references the Existing Fund Board of Directors’ approval of the business combination please indicate whether the vote of the Existing Fund Board of Directors was unanimous approval of the proposed business combination (the “Reorganization”).

Response to Comment #2

The Board of Directors of Copley Fund, Inc. did approve the Reorganization unanimously, and the proxy statement will be updated to reflect that fact.

Comment #3

At page 7 of the proxy statement, in Q&A #3, please include a statement that more clearly indicates that if the Reorganization is approved by shareholders, Copley Financial Services (“CFS”) will no longer serve as the investment advisor to the reorganized fund, and that DCM Advisors, LLC (“DCM”) will become the investment advisor to the reorganized fund.

Response to Comment #3

The answer paragraph to Q&A #3 will be revised as follows:

“The purpose of the Reorganization is to transition the Existing Fund into the New Fund, a series of the Centaur Trust. The reason for the Reorganization is that currently, CFS serves as investment advisor to the Existing Fund and DCM serves as investment sub-advisor to the Existing Fund. After various discussions between CFS and DCM, an agreement was entered into under which DCM agreed to purchase CFS, subject to certain conditions, including approval of the shareholders of the Existing Fund. In addition to serving as investment sub-advisor to the Existing Fund, DCM serves as investment advisor to two other mutual funds in the Centaur Trust. DCM believes that by reorganizing the Existing Fund into the Centaur Trust along with the two other mutual funds it manages in the Centaur Trust, DCM will be better positioned to grow its mutual fund clients’ assets and potentially achieve greater economies of scale for fund shareholders. In addition, DCM believes by having all 3 mutual funds in a single trust, DCM will be in a better position to market and brand its mutual fund business. After the Reorganization, the investment advisor will change, with DCM being the investment advisor to the New Fund.”

~~The purpose of the Reorganization is to transition the Existing Fund into the New Fund, a series of the Centaur Trust.~~ The New Fund was created specifically for the purpose of acquiring the assets and liabilities of the Existing Fund. In order to effectuate the Reorganization, the Existing Fund’s shareholders must approve the Reorganization. If the proposed Reorganization is approved by the shareholders of the Existing Fund, upon the closing under the Plan: (i) the assets of the Existing Fund will be transferred to the New Fund in exchange for shares of the New Fund, which shares will then be distributed pro rata to the Existing Fund’s shareholders; (ii) DCM will serve as the sole investment advisor with respect to the assets that you have invested in the Existing Fund by the transferring such assets to the New Fund; and (iii) CFS will not serve as investment advisor to the New Fund. Also, it is anticipated ~~expected~~ that the New Fund will be managed by Dr. Vijay Chopra, the current portfolio manager who has managed the Existing Fund since 2018 and who is an employee of DCM.

Comment #4

At page 7 of the proxy statement, in Q&A #3, please make it clear that the after the Reorganization, the investment advisor will change.

Response to Comment #4

Please see revised disclosure provided in response to Comment #3 above.

Comment #5

At page 7 of the proxy statement, in Q&A #3, please revise the answer paragraph to address the underlying business and regulatory reasons behind the Reorganization, as applicable. Explain why the business is transitioning to Centaur.

Response to Comment #5

Please see revised disclosure provided in response to Comment #3 above.

Comment #6

At page 7 of the proxy statement, in Q&A #3, please revise the answer paragraph to more clearly disclose that Dr. Chopra is the manager of the Existing Fund and will be the manager of the New Fund, and will manage the New Fund in the same manner in which the Existing Fund is currently managed.

Response to Comment #6

Please see revised disclosure provided in response to Comment #3 above.

Comment #7

At page 8, Q&A #4, in the answer, please consider restating in one or two sentences the most significant differences between the Existing Fund and the New Fund, and the impact such differences may have in terms of shareholder’s investment exposure, cost, and risk profile.

Response to Comment #7

The following sentences will be added to the answer paragraph in Q&A #4:

“No material change in the investment program or change in the day-to-day portfolio management of the Existing Fund is expected as a result of the Reorganization. The primary differences between the Existing Fund and New Fund will be: (1) the New Fund will be managed by a different investment advisor than the Existing Fund; (2) the New Fund will be a series of the Centaur Trust instead of a stand-alone fund; and (3) the New Fund will be governed by a different board of trustees than the Existing Fund.”

Comment #8

At page 8, Q&A #5, please redraft the first paragraph to clarify whether the New Fund’s total operating expense ratio will decrease, and disclose why or why not. Also clarify what “spreading of certain costs” means and how it will benefit shareholders. Also describe what costs will be allocated among other funds that are not currently allocate with respect to the Existing Fund.

Response to Comment #8

The Registrant will revise the answer paragraph in Q&A #5 as follows:

It is expected that the New Fund’s total fees and expense ratio will be lower than the total expense ratio of the Existing Fund. The expected lower total expenses ratio of the New Fund is a result of, among other things, ~~the expected economies of scale created by the spreading of certain costs~~ an expected decreased in compliance, legal and other fees and expenses caused from more favorable rates negotiated with the New Fund’s administrator and trust counsel along with the sharing of insurance costs and expenses and trustee compensation with the two other ~~existing mutual~~ funds ~~managed by DCM~~ in the Centaur Trust ~~and anticipated lower fees of some of the service providers~~. In addition, it is anticipated that the overall management fees ~~expense rate~~ of the New Fund will be approximately the same as the overall management fees ~~expense rate~~ of the Existing Fund, however, the New Fund will have a different management fee structure than the Existing Fund as described below, which may result in the overall management fees ~~expense rate~~ being higher or lower than the overall management fees ~~expense rate~~ of the Existing Fund, depending on the New Fund’s average daily net assets.

Comment #9

At page 10, Q&A #5, in the Fees and Expenses Table, at footnote (c), please clarify if the management fee waiver is currently in place.

Response to Comment #9

The management fee waiver is effective through February 28, 2023 and footnote (c) will be revised accordingly.

Comment #10

At page 11, Q&A #6, “How will the Reorganization Work,” please supplementally disclose whether the Existing Fund will need to reposition the portfolio before the Reorganization occurs.

Response to Comment #10

It is not anticipated that the Existing Fund will need to reposition its portfolio before the Reorganization occurs.

Comment #11

At page 11, Q&A #9, please add a sentence at the end of this answer paragraph describing to voting requirement necessary for an adjournment to the shareholder meeting.

Response to Comment #11

The following sentence will be added to the end of the answer Q&A #9:

“Any such adjournment will require the affirmative vote of a majority of those shares represented at the Meeting in person or by proxy.”

Comment #12

At page 14, third paragraph below the bullet point list, move the incorporation by reference of the New Fund’s Statement of Additional Information to the bullet point list.

Response to Comment #12

The incorporation by reference of the New Fund’s Prospectus and Statement of Additional Information will be moved to the bullet point list on page 14.

Comment #13

At page 16, Section B, 3rd paragraph, 4th line, if applicable, note that the Board of the Existing Fund unanimously approved the Reorganization. I.e. add the word “unanimously” immediately before “approved the Reorganization” at the 4th line.

Response to Comment #13

The word “unanimously” will be inserted immediately before “approved the Reorganization” at the 4th line, disclosing to readers that the vote to approve the Reorganization was approved unanimously by the Existing Fund’s Board of Directors.

Comment #14

At page 17, in the paragraph before the bullet list, please remove the phrase “Although not meant to be all-inclusive, the following were some of the factors considered by the Existing Fund Board in making its determination:” and disclose all material factors considered by the Board of the Existing Fund in approving the Reorganization.

Response to Comment #14

The phrase in question will be removed and the sentence will be revised as follows:

“~~Although not meant to be all-inclusive, the~~ The following were ~~some of~~ the material factors considered by the Existing Fund Board in making its determination:”

Comment #15

At page 17, in the bullet point list, bullet number 5, please explain why these services may be less expensive for the New Fund relative to the Existing Fund.

Response to Comment #15

Bullet number 5 will be revised as follows:

“The potential savings to the New Fund and the shareholders as a result of decreased compliance, legal and other fees and expenses caused in part by more favorable rates negotiated with the New Fund’s administrator and trust counsel along with the sharing of insurance costs and expenses and trustee compensation;”

Comment #16

At page 17, 2nd to last paragraph, first sentence, please remove the phrase “as well as other information and factors deemed relevant by the Existing Fund Board,”

Response to Comment #16

The phrase in question “as well as other information and factors deemed relevant by the Existing Fund Board,” will be removed.

Comment #17

At page 18, 1st paragraph, please clarify that shareholders must approve the Reorganization or it will not occur, and describe what other “requisite approvals” may be necessary in addition to shareholder approval.

Response to Comment #17

The first sentence in the 1st paragraph will be revised as follows:

“If all of the requisite ~~approvals~~ shareholder approvals are obtained and ~~certain~~ the closing conditions set forth in the Plan are either met or waived, it is anticipated that the closing of the Reorganization will occur immediately following the Special Meeting of the shareholders of the

Existing Fund on or about September [__], 2022, or such other date as is agreed to by the parties, provided that the Existing Fund and New Fund has obtained prior to that time an opinion of Kilpatrick Townsend & Stockton LLP (“Kilpatrick Townsend”), legal counsel to the New Fund, concerning the tax consequences of the Reorganization as set forth in the Plan.”

Comment #18

At page 19, in Section D(2). In the Summary Comparison of the Existing Fund and the New Fund, Investment Objectives and Principal Investment Strategies, please disclose that in addition to differences in the descriptions of the investment objective and principal investment strategies, that the fundamental investment policies will be changing.

Response to Comment #18

The Registrant will add the following sentence at the end of this section:

“In addition, a comparison of the Existing Fund’s and New Fund’s fundamental investment policies is provided in Appendix B, showing certain differences in the fundamental investment policies.”

Comment #19

In the chart beginning on page 20, in the column marked “Differences”, please revise this column to more clearly address the impact the differences in Investment Objectives and Principal Investment Strategies of the two Funds may have on shareholders. Please describe how, if the Reorganization is approved, will the New Fund’s investment risks change, with emphasis on differences in investment risk. The disclosure should highlight differences in the investment risk, not just the differences in investment policies.

Response to Comment #19

Please see the redlined changes to the chart, as shown in Exhibit A, attached hereto.

Comment #20

In the chart beginning on page 20, in the 2nd column, 2nd row, please consider revising the disclosures relating to market capitalization ranges. Are the market capitalization ranges disclosures necessary as the Existing Fund did not have market capitalization disclosure? If market capitalization ranges are necessary, please disclose that market capitalization ranges are measured at the time of purchase.

Response to Comment #20

The Registrant believes that these market capitalization disclosures are appropriate since the advisor uses these capitalization ranges in making investment decisions for the Fund. As provided in the current disclosure, market capitalization is measured at the time of purchase.

Comment #21

In the chart beginning on page 20 in the 3rd column, please explain in what industries the New Fund may maintain substantial positions, in addition to the industries listed by the Existing Fund. If there are no differences in the industries in which the New Fund may maintain substantial positions, relative to the existing Fund, please delete language relating to substantial positions in designated industries, unless there are material differences between the two Funds.

Response to Comment #21

The New Fund’s principal investment strategy does not specify specific industries in which the New Fund may invest. The sentence “Further, the New Fund indicates that it may invest across a variety of industries” will be deleted, as reflected in the response to Comment #19.

Comment #22

At page 23, in the row entitled “Additional Information about the Fund”, in the “Differences” column, if the types investments in the New Fund will be the same as the types of investments in the Existing Fund, please clarify that there not material differences in the discrete investments types as between the New Fund and the Existing Fund.

Response to Comment #22

It is anticipated that there will be no material differences in the discrete investment types as between the New Fund and the Existing Fund. The language at page 23 will be modified to indicate that DCM intends to manage and invest the New Fund in a manner similar to the Existing Fund.

Comment #23

At page 28, with respect to the risk of losing money, please delete that row as losing money is a risk of all investment funds.

Response to Comment #23

The subject row will be deleted. The statement regarding the general investment risk of the New Fund will be moved to the introductory paragraph.

Comment #24

At page 31, in the row entitled “Accumulated Earnings Tax”, please delete the paragraph “Solely as an example: If the accumulated earnings tax were paid for the Existing Fund’s 2021 fiscal year on its accumulated earnings that year of approximately $3,100,000.00, the tax would have been $625,000, reducing NAV by $0.89 per share based on the number of shares outstanding at February 28, 2021.”

Response to Comment #24

The subject paragraph and the subsequent paragraph will be deleted.

Comment #25

At page 32, in the row entitled “Utilities Industry”, delete the paragraph “We do not believe additional risk disclosures are necessary for our weight in the technology sector because (a) our weighting is less than that of benchmark indexes such as the S&P index and (b) different vendors of sector classification data classify stocks in different sectors. We believe that our weight in the technology sector does not expose the Existing Fund to unusual or extraordinary levels of risk”.

Response to Comment #25

This risk was deleted in the Existing Fund’s Prospectus, date June 29, 2022. Accordingly, this risk will be deleted in the New Fund’s Prospectus and in the proxy statement.

Comment #26

At page 32, 2nd row, 3rd column, please more clearly compare the differences in management style between the New Fund relative to the Existing Fund, versus highlighting differences in disclosures.

Response to Comment #26

The Existing Fund deleted “Utilities Industry Risk” in its Prospectus, dated June 29, 2022. Accordingly, “Sector Focus Risk”, the corresponding risk to “Utilities Industry Risk”, will be deleted in the New Fund’s Prospectus and in the proxy statement.

Comment #27

At page 34, in the columns entitled “Tax and Unrealized Appreciation”, if there will be no differences between the New Fund and the Existing Fund, as regards income tax and unrealized appreciation, please note in the 3rd column that there will be no material differences as regards Tax and Unrealized Appreciation between the Existing Fund and the New Fund.

Response to Comment #27

Registrant will revise the referenced 3rd column to read as follows:

“There are no material differences.”

Comment #28

At page 37, footnote (2), please replace the term “Predecessor Fund” with the Term “Existing Fund”.

Response to Comment #28

Registrant will replace the term “Predecessor Fund” with the Term “Existing Fund”.

Comment #29

At page 46, there is a representation at a * footnote indicate that “* The New Fund has a policy not to make distributions.”. Please note that a similar representation is not contained in the 485(a) registration statement corresponding to the Reorganization. If that is an operating policy of the New Fund, it should be reflected in the New Fund’s registration statement.

Response to Comment #29

The registrant will revise this footnote as follows:

“The New Fund generally does not make distributions.”

Comment #30

At page 61, in the section entitled “Investment Policies”, in the 1st sentence, disclose whether there are differences in the way the Existing Fund and the New Fund will be managed. If there are material differences, please describe the material differences, please describe and add a column to Exhibit B showing the differences.

Response to Comment #30

The Registrant will revise this section as follows:

“Please see “Comparison of Fundamental Investment Policies” attached hereto as Appendix B for more information regarding the Existing Fund’s and the New Fund’s policies~~.~~ and showing their differences. It is expected that the New Fund will be managed in a similar manner to the Existing Fund. The New Fund’s fundamental investment limitations cannot be changed without approval by the holders of a majority of the outstanding voting shares of the New Fund. A “majority” for this purpose, means, with respect to the New Fund, the lesser of (i) 67% of the New Fund’s outstanding shares represented in person or by proxy at a meeting at which more than 50% of its outstanding shares are represented or (ii) more than 50% of its outstanding shares.”

Comment #31

At page 92, first row, please delete the sentences “We do not believe additional risk disclosures are necessary for our weight in the technology sector because (a) our weighting is less than that of benchmark indexes such as the S&P index and (b) different vendors of sector classification data classify stocks in different sectors. We believe that our weight in the technology sector does not expose the Fund to unusual or extraordinary levels of risk.”

Response to Comment #31

The subject sentences will be deleted.

Comment #32

Please revise the signature pages, including replacing “pre-effective amendment” with “registration statement”, and ensuring the appropriate parties have signed this proxy statement, as required by 15 U.S.C. § 77f(a).

Response to Comment #32

The Registrant will replace “pre-effective amendment” with “registration statement”, and will include the signatures of all appropriate parties.

Comment #33

Please attach an appropriate power of attorney, as required by rule 483(b) under the Securities Act of 1933, as amended.

Response to Comment #33

The Registrant will attach the requested powers of attorney.

Accounting Comments:

Comment #1

Please ensure that all items incorporated by reference in the proxy statement contain hyperlinks to the corresponding document.

Response to Comment #1

The Registrant will ensure that all items incorporated by reference in the proxy statement contain hyperlinks to the corresponding document.

Comment #2

At page 10, Q&A #5, the figures in the Fees and Expenses table of the Existing Fund do not appear to add up correctly. Please revise the Existing Fund’s figures to ensure all provided figures are correct.

Response to Comment #2

The fees and expenses table will be revised as follows:

Shareholder Fees (fees paid directly from your investment)	Existing Fund	New Fund
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	None	None
Redemption Fee (as a % of amount redeemed) on Shares Held Less Than 10 Days	2.00%	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.67%	0.65%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	1.76%	0.36%(a)
Total Annual Fund Operating Expenses Before Taxes	1.22%	1.01%
Net taxes	1.21%*	1.21%(b)
Total Annual Fund Operating Expenses	2.43%	2.22%
Fee Waiver	(0.06)%(c)	None
Total Annual Fund Operating Expenses After Fee Waiver	2.37%(d)	2.22%

Comment #3

At pages 11 and 19, please include the estimated expenses of the Reorganization.

Response to Comment #3

The Registrant will include the estimated expenses of the Reorganization.

Comment #4

At page 36, in the Fees and Expenses Tables, please revise the Existing Fund’s Fees and Expenses Table to ensure all provided figures are correct.

Response to Comment #4

The Registrant will revise the Fees and Expenses Tables as provided in response to Comment #2 above.

Comment #5

Please confirm supplementally that the Existing Fund’s current fees and expenses were used in the Fees and Expenses Tables regarding the Existing Fund.

Response to Comment #5

The Registrant confirms that the current Existing Fund’s fees and expenses, as shown in the Fees and Expenses Table in the Existing Fund’s prospectus dated July 28, 2022, as supplemented on August __, 2022, were used to prepare the Fees and Expenses Tables regarding the Existing Fund.

Comment #6

At page 37, in the Example, please provide the New Fund’s 5 and 10 year figures.

Response to Comment #6

The Registrant will provide these figures.

Comment #7

At Appendix C, in the Financial Highlights, please revise the 2021 figure in the row titled “Ratio of net investment and operating income (loss), including regular and deferred taxes, to average net assets” to match the information in the Existing Fund’s annual financial report.

Response to Comment #7

Please see the redlined changes to the Appendix C, as shown in Exhibit B, attached hereto.

Comment #8

At Appendix C, in footnote * in the Financial Highlights, please delete $41,891.

Response to Comment #8

Please revised disclosure provided in response to Comment #7 above.

Comment #9

At Appendix C, in footnote (e) in the Financial Highlights, please either delete or provide a hyperlink to the last sentence.

Response to Comment #9

The Registrant will delete the subject sentence as shown in the revised disclosure provided in response to Comment #7 above.

Comment #10

Please attach the consent of the independent public accounting firm to a pre-effective amendment of the N-14.

Response to Comment #9

The Registrant will attach the consent of independent public accounting firm as requested.

Sincerely,

Paul F. Leone

Secretary

Centaur Mutual Funds Trust

cc:	Marc Rappaport at DCM Advisors, LLC
Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton

Exhibit A

	Existing Fund	New Fund	Differences
Investment Objective	The Existing Fund seeks to generate net long-term capital gains and dividend income.	The investment objective of the New Fund is to seek growth of capital.	The New Fund seeks growth of capital whereas the Existing Fund seeks to generate net long-term capital gains and dividend income. However, DCM, as the investment sub-advisor to the Existing Fund and the investment advisor to the New Fund, intends to manage and invest the New Fund in a manner similar to the Existing Fund.
Principal Investment Strategies	Under normal conditions, the Existing Fund invests at least 90% of its total assets in equity securities of domestic issuers listed on a nationally recognized securities exchange or traded on the NASDAQ System. The Existing Fund invests in stocks from a variety of industries included in the energy, communication, technology, financial, pharmaceutical, insurance, retail and pipeline sectors.	Under normal circumstances, the New Fund invests at least 80% of the value of its net assets in equity securities (principally common stock) of domestic companies with medium to large market capitalizations (“80% Policy”). Large-cap corporations are those with market capitalizations of $10 billion and greater. Mid-cap companies are those with capitalizations between $2 and $10 billion. The market capitalization of a portfolio company will be measured at the time of its purchase and as of each purchase made by the New Fund thereafter. The New Fund must provide shareholders with 60 days’ prior written notice if it determines to change the foregoing 80% Policy. The equity securities in which the New Fund invests are primarily common stocks. The New Fund may also	The New Fund’s principal investment strategy lowers the minimum percentage of its assets that it invests in equity securities~~. The New Fund’s~~ from 90% to 80%. However, despite these updates to the principal investment strategy ~~provides that generally at least 80% of its net assets will be invested in medium to large market capitalization equities, whereas~~ description, DCM, as the investment sub-advisor to the Existing Fund ~~provides that generally at least 90% of its total assets will be invested in equity securities. Also, the New Fund provides guidance on the capitalization of the equity securities in which~~

Existing Fund	New Fund	Differences

invest in American Depository Receipts (“ADRs”), preferred stocks, convertible securities, convertible bonds, and warrants. The New Fund seeks to identify and invest in equity securities of (1) companies with strong balance sheets and (2) companies whose earnings growth potential enhances prospects for future increases in share price and dividend rates. Emphasis is placed on companies that DCM believes are financially strong, have a demonstrable record of growth, and are led by capable, proven, shareholder-sensitive management. DCM reviews several factors that are based on the data from companies’ balance sheet and income statements and evaluates~~. These factors and derived ratios reflect~~ the companies’ balance sheet strength and earnings growth capabilities. Additionally, DCM reviews management behavior in areas such as research and development and capital expenditures.

The New Fund will generally consider selling a security when, in the portfolio manager’s opinion, there is a risk of significant deterioration in the company’s fundamentals, or there is a change in business strategy or issuer-specific business outlook that affects the original investment case. The New Fund will also consider selling a security if, in the portfolio manager’s opinion, a superior investment opportunity

~~it invests and provides information about the companies it invests in, diversification, and purchase and sale priorities. Further, the New Fund indicates that it may invest across a variety of industries~~ and the investment advisor to the New Fund, intends to manage and invest the New Fund in a manner similar to the Existing Fund.

	Existing Fund	New Fund	Differences
arises. The New Fund may engage in active and frequent trading to achieve its investment objectives. The New Fund’s portfolio turnover rate may be 200% or more.
Tax Attributes

Most mutual funds are organized as Regulated Investment Companies (RICs) under Subchapter M of the Internal Revenue Code. Regulated Investment Companies are domestic corporations that act as investment agents for their shareholders, typically investing in corporate and government securities and distributing income earned from the investments as dividends. These funds may escape corporate taxation because, unlike ordinary corporations, they are entitled to claim a deduction for dividends paid to shareholders against their ordinary income and net capital gains. These funds may or may not distribute net capital gains to their shareholders, but they are required to distribute at least 90 percent of their annual investment company taxable income and net tax exempt interest income. The individual shareholder is the person responsible for federal and, where applicable, state and city income taxes on the pro rata share of earnings of the mutual fund.

Most mutual funds are organized as regulated investment companies under Subchapter M of the Internal Revenue Code. Regulated investment companies are domestic corporations that act as investment agents for their shareholders, typically investing in corporate and government securities and distributing income earned from the investments as dividends. These registered investment companies may not be subject to corporate taxation because, unlike ordinary corporations, they are entitled to claim such a deduction for dividends paid to shareholders against their ordinary income and net capital gains. These funds may or may not distribute net capital gains to their shareholders but they are required to distribute at least 90 percent of their annual investment company taxable income and net tax-exempt interest income. The individual shareholder is the person responsible for federal and, where applicable, state and city income taxes on the pro rata share of earnings of the mutual fund.

The New Fund is not a regulated investment company. It is organized as a regular corporation (C corporation). Like regulated investment companies that seek

There are no material differences.

Existing Fund	New Fund	Differences

Copley Fund, Inc. is not a RIC. It is organized as a regular corporation (C corporation). Like most RICs, Copley investments are intended to create capital appreciation as well as dividend and interest income. Unlike a RIC, Copley is entitled to use the dividends received deduction whereby up to 50% of the dividend income received, or 50% of the taxable income of the Fund, whichever is less, is exempt from federal taxation. The remaining taxable income is taxed to the Fund at a maximum federal tax rate of 21%. The taxation of current earnings and profits at the Fund level, rather than at the shareholder level, is deemed by the Board of Directors to be in the best interest of all shareholders. See “Accumulated Earnings Tax” on page 8. Accordingly, dividends and capital gains are not distributed, but rather are accumulated within the Fund and capital gains are added to the value of each share on a daily basis. Any increase in per share value directly raises the value of each shareholder’s account.

Shareholders will have to recognize taxable income if they redeem shares at a gain. The difference in the amount received and the cost basis of the securities redeemed, will be either a capital gain or a capital loss. Capital gains are currently capital appreciation, the New Fund’s investments are intended to create capital appreciation, and may also generate dividend and interest income. Unlike a regulated investment company, the New Fund is entitled to use the dividends received deduction whereby up to 50% of the dividend income received, or 50% of the taxable income of the New Fund, whichever is less, is exempt from federal taxation. The remaining taxable income is taxed to the New Fund at a maximum federal tax rate of 21%. See “Accumulated Earnings Tax” on page [30]. Accordingly, dividends and capital gains are not distributed, but rather are accumulated within the New Fund and dividends, capital gains and any unrealized appreciation in the value of the New Fund’s investments (net of any taxes paid and any deferred income tax liability) are added to the value of each share on a daily basis. Any increase in per share value directly raises the value of each shareholder’s account.

Shareholders will have to recognize taxable income if they redeem shares at a gain. The difference in the amount received and the cost basis of the securities redeemed, will be either a capital gain or a capital loss. Long-term ~~C~~capital gains (for securities that are held for more than one year) are currently taxable at a federal maximum rate of 20%. In addition, the 3.8% Medicare tax may apply for certain

	Existing Fund	New Fund	Differences

taxable at a federal maximum rate of 20%. In addition, the 3.8% Medicare tax may apply for certain taxpayers. Capital losses may be taken against other capital gains or be deductible in any given year up to a maximum of $3,000. Unused capital losses may be carried over to future years until the loss is used.

The Fund is liable for federal income taxes on any net realized capital gain at the statutory rate, presently 21%. In addition, the Fund will accrue deferred income taxes on the total net unrealized capital gains in accordance with current accounting pronouncements which requires the recognition of a full accrual on the deferred income tax that would be payable if the Fund liquidated all of its gain securities at the end of the fiscal year. It is important to note however, that the deferred income tax is actually payable only in the event the Fund would actually sell appreciated securities. The Fund may carry forward for 5 years any net capital losses as an offset against any net capital gains realized by the Fund during each taxable year.

taxpayers. Capital losses may be taken against other capital gains or be deductible in any given year up to a maximum of $3,000. Unused capital losses may be carried over to future years until the loss is used.

The New Fund is liable for federal income taxes on any net realized capital gain at the statutory rate, presently 21%. In addition, the New Fund will accrue deferred income taxes on the total net unrealized capital gains in accordance with current accounting pronouncements which requires the recognition of a full accrual on the deferred income tax that would be payable if the New Fund liquidated all of its gain securities at the end of the fiscal year. It is important to note however, that the deferred income tax is actually payable only in the event the New Fund would actually sell appreciated securities. The New Fund may carry forward for 5 years any net capital losses as an offset against any net capital gains realized by the New Fund during each taxable year

Additional Information about the Fund		The New Fund considers an issuer to be a large-cap issuer if it has a market capitalization, at the time of purchase, is $10 billion or larger. The New Fund considers an issuer to be a mid-cap	The New Fund provides additional information regarding the types of investments the New Fund may make. However, despite these expanded

Existing Fund	New Fund	Differences

company if it has a market capitalization between $2 billion and $10 Billion at the time of purchase.

The New Fund may invest in ADRs. An ADR is a negotiable certificate issued by a U.S. depositary bank representing a specified number of shares of a foreign company’s stock. ADRs trade on U.S. stock exchanges as domestic shares do. ADRs offer the New Fund a way to gain exposure to a stock traded on a foreign securities exchange by purchasing the ADR on a U.S. stock exchange, without having to purchase that security on the foreign stock exchange, which may entail additional risk and expense. The U.S. depositor bank may charge the New Fund a periodic fee in connection with the New Fund’s investments in ADRs.

In identifying investments for the New Fund, DCM starts by using in-house research and other sources to identify a universe of attractive companies across a range of industries. Attractive companies are businesses that DCM believes have one or more of the following characteristics:

●       Significant market opportunities (both in terms of magnitude and duration) where the companies are leaders or potential leaders in their respective markets;

disclosures, DCM, as the investment sub-advisor to the Existing Fund and the investment advisor to the New Fund, intends to manage and invest the New Fund in a manner similar to the Existing Fund.

Existing Fund	New Fund	Differences

●       Proprietary products and services, new product development and product cycle leadership that sustains a strong brand franchise; and

●       A strong management team that is proactive, consistently executes effectively and anticipates and adapts to change,

DCM then focuses on those companies that it believes have the ability to grow revenue and/or earnings at above average rates over several years, given DCM’s belief that superior investment returns are better achieved by buying and holding the stocks of companies that are able to grow at above-average sustainable rates over long periods of time. Factors considered may include:

●       Product cycles, pricing flexibility and product or geographic mix;

●       Cash flow and financial resources to fund growth; and

●       Catalysts for growth such as changes in regulation, management, business cycle, business mix and industry consolidation.

DCM then uses a variety of valuation techniques including analyses of price/earnings ratios, price/sales ratios, and price/cash flow ratios, among other factors

Existing Fund	New Fund	Differences

to identify those companies whose stocks are attractively valued relative to the market, their peer groups and their own price history. DCM focuses on investment valuation based on estimates of certain factors such as price to earnings, price to earnings growth and price to book values. The risk that an investment or potential investment may lose value may be reduced by focusing on DCM’s estimated value of a company’s stock relative to its current stock market value. DCM may purchase a stock when DCM’s estimate of a stock’s value is lower than the stock’s current market value. DCM may sell a stock when DCM’s estimate of a stock’s values is higher than the stock’s current market value. Such valuation analysis cannot eliminate the risk that any particular investment will decrease in value, and DCM’s estimate of a particular investment’s value may not be accurate or consistent with other investor’s estimates of value.

DCM monitors the companies in the New Fund’s portfolio to determine if there have been any fundamental changes in the companies. DCM adheres to a sell discipline and may sell a stock or reduce its position in a stock if:

●      The stock subsequently fails to meet DCM’s initial investment criteria; or

Existing Fund	New Fund	Differences

●       A more attractively priced stock is found or if funds are needed for other purposes

In anticipation of or in response to market, economic, political, or other conditions, DCM may take temporary defensive positions in attempting to respond to adverse market, economic, political or other conditions, and in doing so, may invest up to 100% of its assets in cash or cash equivalent securities, including short-term debt securities, repurchase agreements and money market mutual fund shares. Anytime the New Fund takes a temporary defensive position, it may not achieve its investment objective.

The New Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other investments described in this prospectus. The New Fund may also invest in securities and other investments not described in this prospectus.

For more information, see “Additional Information on Investments, Strategies and Risks” at page [___] of the New Fund’s SAI.

Exhibit B

FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of capital stock of the Existing Fund outstanding throughout each period presented.(a)

	Fiscal Years Ending February 28 or 29,
	2022	2021		2020(e)		2019(e)	2018

Net Asset Value, Beginning of Period	$134.92	$117.91		$110.58		$97.69	$82.46
Income From Operations:
Net investment gain	0.55	3.16		3.26		2.59	2.61
Net gain (loss) from securities (both realized and unrealized)	6.49	13.85		4.07		10.30	12.62
Total from operations	7.04	17.01		7.33		12.89	15.23
Net Asset Value, End of Period	$141.96	$134.92		$117.91		$110.58	$97.69
Total Return(b)	5.22%	14.43%		6.63%		13.19%	18.47%
Ratios/Supplemental Data
Net assets, end of period (in 000’s)	$91,613	$95,042		$94,121		$96,882	$92,977

	Fiscal Years Ending February 28 or 29,
	2022	2021		2020(c)		2019(c)	2018

Ratio of total expenses, including net regular and deferred taxes, to average net assets*	2.43%	3.50%		1.81	% (c)	3.43%	(12.89	)% (d)
Ratio of net investment and operating income (loss), including regular and deferred taxes, to average net assets	(0.98)%	(0.16	)% (g)	2.02	% (c)	0.78%	17.43%
Portfolio turnover rate	111.25%	119.33%		24.64%		0.00%	0.97%
Number of shares outstanding at end of year (in thousands)	645	704		798		876	952

The financial highlight ratios above do not reflect investment fees waivers of $60,000 for the fiscal year ended February 28, 2022, $22,849 for the fiscal year ended February 28, 2021 and $60,000 for the fiscal years ended February 29, 2020 through 2018. If the waivers had been included, the following ratios would apply:

Ratio of total expenses, including net regular and deferred taxes, to average net assets*	2.36%	3.48%		1.81	% (c)	3.43%	(12.96	)% (d)
Ratio of net investment and operating income (loss) to average net assets	(0.92)%	(0.14	)% (g)	2.02	% (c)	0.78%	17.50%

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the year.

(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any.

*	Includes operating expenses from the Operating Division and subsidiary of $31,995, $17,572, and $51,092, for fiscal years ending 2020 through 2018, respectively.

(c)	Includes advisory fees reimbursed to the Fund and included in investment advisory fees, net.

(d)	Due to change in corporate tax rate, ratio represents expenses and net benefit received.

For the year ended February 28, 2018, the above ratios are net of a one-time tax benefit due to the changes in the tax rules. If the one-time benefit tax was excluded, the ratios would be as follows:

Ratio of total expenses including regular to average net assets:	1.63%
Ratio of net investment and operating income to average net assets:	2.91%
With waiver included:
Ratio of total expenses including regular to average net assets:	1.55%
Ratio of net investment and operating income to average net assets:	2.98%

(e)	Net asset values, net investment income per share, total returns and ratios of total expenses and net investment and operating income (loss) have been restated on an “as-if” basis.